Exhibit 99.1
Perion Network Announces Closing of $180.0 Million Follow-on
Offering of Ordinary Shares, Including Full Exercise of Underwriters’ Option to
Purchase Additional Shares

Tel Aviv & New York – December 13, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today announced that its follow-on public offering closed on December 13, 2021. The total number of ordinary shares sold by the Company was 8,372,092, inclusive of the full exercise of the underwriters’ option to purchase up to an additional 1,092,012 shares, at the public offering price of $21.50 per share, less underwriting discounts and commissions. The shares sold by the Company resulted in aggregate gross proceeds to the Company of $180.0 million before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Perion’s ordinary shares are listed on the Nasdaq Global Select Market and TASE under the ticker symbols “PERI” and “PERI.TA”, respectively.

“Following this oversubscribed offering, the second in less than a year, we are happy to add additional reputable investors to the list of our shareholders,” said Eyal Kaplan, Perion’s Chairman of The Board. "Perion’s diversification strategy has allowed us to provide an increased guidance and expect 42% growth of revenue and 97% growth in our adjusted EBITDA in 2021; this strong vote of confidence by the equity markets will allow us to continue and pursue our goals in a strategic, disciplined and execution-focused way, as we have until now.”

Oppenheimer & Co. Inc., Stifel, Nicolaus & Company, Incorporated and Raymond James & Associates, Inc. acted as joint book-running managers in this offering. Roth Capital Partners and Lake Street Capital Markets, LLC acted as co-managers. Needham & Co. served as an advisor of the Company.

Perion intends to use the net proceeds from the offering as additional working capital, to continue to fund the growth of the business, including potentially, funding any merger or acquisition opportunities that may arise with companies that have products, services and technologies that are complementary to its business, and for general corporate purposes.

The offering was made pursuant to an automatically effective shelf registration statement on Form F-3 (including a base prospectus and a related prospectus supplement) filed with the U.S. Securities and Exchange Commission. A final prospectus supplement and the accompanying base prospectus relating to and describing the final terms of the offering may be obtained from the SEC’s website located at www.sec.gov or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at +1 (212) 667-8055, or by email at EquityProspectus@opco.com; Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, California 94101, by telephone at +1 (415) 364-2720, or by email at syndprospectus@stifel.com; or Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, email: prospectus@raymondjames.com, telephone: 800-248-8863.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Perion Network Ltd.

Perion is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Contact
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.